SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2025

Commission File Number: 001-06439

SONY GROUP CORPORATION

(Translation of registrant’s name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F ☒	Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION (Registrant)

By:	/s/ Lin Tao
(Signature)
Lin Tao
Chief Financial Officer

Date: July 16, 2025

List of Materials

Documents attached hereto:

Press release: Disposal of Treasury Shares upon Vesting of Restricted Stock Units (“RSUs”)

July 16, 2025

Sony Group Corporation

Disposal of Treasury Shares upon Vesting of Restricted Stock Units (“RSUs”)

In the fiscal year ended March 31, 2023, Sony Group Corporation (the “Corporation”) introduced a stock compensation plan under which shares of its common stock are delivered after the vesting of RSUs (the “Plan”), and today announces that, pursuant to the delegation of authority approved by resolutions of the Board of Directors of the Corporation, the Representative Corporate Executive Officer of the Corporation decided to dispose of treasury shares (the “Disposal of Treasury Shares”) upon the vesting of a certain number of the RSUs previously granted, as follows:

1.	Outline of the Disposal of Treasury Shares

(1) Payment date	August 1, 2025
(2) Class and number of shares to be disposed	376,095 shares of common stock of the Corporation
(3) Disposal price	3,566 yen per share
(4) Total disposal price of shares to be disposed	1,341,154,770 yen
(5) Allottees

Plan A

2 directors of the of the Corporation:

12,400 shares in total

Plan C

1 employee of the Corporation:

8,585 shares in total

10 directors and officers of the Related Companies (a “Related Company” means a “subsidiary (kogaisha)” as defined in Article 8, Paragraph 3 of the Ordinance on the Terminology, Forms and Preparation Methods of Financial Statements, etc. or an “affiliated company (kanren kaisha)” as defined in Paragraph 5 of such Article (hereinafter the same shall apply); and together with the Corporation, the “Group Companies”) of the Corporation:

84,530 shares in total

165 employees of the Related Companies of the Corporation:

267,580 shares in total

Plan D

1 director of the Related Company of the Corporation:

3,000 shares in total

(6) Other	The disposal of Treasury Shares will be conducted pursuant to the shelf registration statement that was filed on November 8, 2024, and became effective as of November 16, 2024, and, in relation thereto, the shelf registration supplement was filed today.

2.	Purpose of and Reasons for the Disposal of Treasury Shares

The Corporation introduced the Plan in the fiscal year ended March 31, 2023. The Plan was introduced with the purpose of giving the recipients under the Plan (the “Recipients”) an incentive to contribute towards the improvement of the business performance of the Group Companies and thereby improve the business performance of the Group Companies by making the economic interest, which the Recipients will receive, correspond to the business performance of the Group Companies.

<Overview of the Plan>

(1) Designation of the Recipients

The Recipients under the Plan are the directors (including outside directors), Corporate Executive Officers, and employees of the Corporation, and directors (including outside directors), officers and employees of its subsidiaries.

* These are the Recipient positions at the time of grant of the RSUs, and the positions at the time of vesting may differ.

(2) Outline of RSUs

Under the Plan, the Corporation will grant, in advance, the Recipients the number of RSUs determined by the Corporation and will deliver shares of common stock of the Corporation (the “Share(s)”), the number of which is the same as the number of such units (the “Number of Shares”) if the RSUs vest by any of the methods set out in (3) below.

(3) Vesting of RSUs

Plan A, Plan B, Plan C, Plan D, and Plan E are established as the method of vesting, and, in principle, RSUs shall vest in accordance with the methods described below.

Plan A: All RSUs shall vest after nine years from the date of granting.

Plan B: All RSUs shall vest after three years from the date of granting.

Plan C: Over the three-year period from the date of granting, one-third of the number of granted RSUs shall vest after each one-year period.

Plan D: All RSUs shall vest when the Recipient ceases to hold all the positions that he or she holds as a director, a corporate executive officer and/or any other officer at, and, if applicable, ceases to be an employee of, the Group Companies.

Plan E: In principle, all RSUs shall vest when the Recipient ceases to hold a position as a Senior Executive of the Corporation.

Details of the plan applicable to RSUs related to the Disposal of Treasury Shares are as follows:

Plan	Details		Relevant Series
Plan A	On the condition that the Recipient holds, throughout the period between the date of grant of the RSUs and the first day of the month following the month of the ninth anniversary of the date of grant (if such date falls on a holiday of the Corporation, the following business day), a position as a director of the Corporation, all RSUs held by the Recipient shall vest on the first day of the month following the month of the ninth anniversary of the date of grant (if such date falls on a holiday of the Corporation, the following business day); provided, however, if, before the vesting, the Recipient ceases to hold his or her position as a director of the Corporation (and if such Recipient is a U.S. taxpayer, the Recipient ceases to hold his or her position in a way that such loss of position constitutes a “separation from service” as defined under U.S. Treasury Regulation Section 1.409A-1(h)), due to his or her death or any other justifiable reason that is approved by the Compensation Committee (which shall be accepted by the Compensation Committee unless there is a special circumstance) at a certain time after the loss of such position with the Corporation, the outstanding RSUs at the time of the loss of such position shall vest.		Seventh Series RSUs (granted on July 25, 2024)
Plan C	On the condition that the Recipient holds, throughout the period between the date of granting of the RSUs and each date of vesting set out in the < Date of vesting > column below, a position as a director, a corporate executive officer and/or any other officer at, or an employee of, any of the Group Companies, the RSUs shall vest on each date of vesting as set out in the < Number of vesting units > column below (or, if the date falls on a holiday of the Corporation, the following business day). The number of the units that vest on the first day of the month following the month of the first anniversary of the date of granting or the first day of the month following the month of the second anniversary of the date of granting will be rounded down to the nearest one (1) unit.		Ninth Series RSUs (granted on July 25, 2024)
	< Date of vesting >	< Number of vesting units>
	a. First day of the month following the month in which the first anniversary of the date of granting	One-third of the number of units granted
	b. First day of the month following the month in which the second anniversary of the date of granting	One-third of the number of units granted
	c. First day of the month following the month in which the third anniversary of the date of granting	Remaining number of units granted
If, before the vesting, the Recipient ceases to hold all of his or her positions as a director, a corporate executive officer and/or any other officer at, and, if applicable, ceases to be an employee of, the Group Companies due to his or her death or any other justifiable reason that is approved by the Compensation Committee or the Representative Corporate Executive Officer of the Corporation, at a certain time after the loss of such position with the Group Companies, a pro-rata portion of the outstanding RSUs shall vest; the pro-rata portion of RSUs shall be determined by the Corporation according to the length of time between the grant date of the RSUs and the date of the loss of such position with the Group Companies. However, the Compensation Committee, the Representative Corporate Executive Officer or the Senior Executive in charge of Human Resources of the Corporation may adjust the Number of Shares.

Plan D	All the RSUs held by the Recipient shall vest on the date specified below corresponding to the quarter in which the Recipient ceases to hold all the positions that he or she holds as a director, a corporate executive officer and/or any other officer at, and/or, if applicable, the Recipient ceases to be an employee of, the Group Companies (or, if the date falls on a holiday of the Corporation, the following business day).		Fourth Series RSUs (granted on July 25, 2023) Tenth Series RSUs (granted on July 25, 2024)
	< Quarter >	< Vesting Date (JST) >
	a. First quarter (April 1 to June 30)	August 1 of the same year
	b. Second quarter (July 1 to September 30)	December 1 of the same year
	c. Third quarter (October 1 to December 31)	February 1 of the next year
	d. Fourth quarter (January 1 to March 31)	May 1 of the same year
If, before the vesting, the Recipient ceases to hold all of his or her positions as a director, a corporate executive officer and/or any other officer at, and, if applicable, ceases to be an employee of, the Group Companies due to his or her death, at a certain time after the loss of such position with the Group Companies, RSUs shall vest.

(4) Method and Timing of Delivery of the Shares

After the vesting, the Corporation will promptly deliver the amount of Shares corresponding to the Number of Shares by way of issuing new shares or transferring treasury shares pursuant to the decision of the Representative Corporate Executive Officer of the Corporation through contribution in kind of monetary compensation receivables against the Group Companies that are provided by the Group Companies to the Recipients (the Corporation will cumulatively assume the debt obligation owed to the Recipients of the Related Companies in relation to the monetary compensation receivables that are granted to such Recipients of the Related Companies). However, if deemed necessary by the Corporation, instead of the Related Companies granting a monetary compensation receivable to the Recipient, the Corporation may take measures it deems appropriate, such as having such Related Companies pay money to such Recipient in an amount equal to the amount of such monetary compensation receivable. In this case, such Recipient shall acquire the Shares in the Number of Shares by paying cash to the Corporation in exchange for the Shares. If the total number of issued shares of common stock of the Corporation increases or decreases due to stock consolidation or stock split (including free distribution of shares (musho wariate)), the Corporation will adjust the Number of Shares to be delivered by multiplying such number by the ratio of the consolidation or split.

In addition, the amount to be paid per share for the Shares to be issued or transferred under the Plan shall be determined by the Corporation (i) based on the closing price of the Share in the regular trading thereof on the Tokyo Stock Exchange on the trading day immediately preceding the date when the Representative Corporate Executive Officer of the Corporation makes a decision with respect to such issuance or transfer (or, if no transaction has been effected on such trading day, the closing price on the immediately preceding trading day) and (ii) at a price that is not particularly favorable to the Recipients and within a range that will be in compliance with applicable laws and regulations.

If any special circumstances make it difficult to deliver the Shares or if the Corporation otherwise deems it necessary, the Corporation may, at its discretion, pay monies of equal value as a substitute for the delivery of the Shares.

(5) Events that would extinguish the RSUs

In the event that (i) the Recipient chooses to forego his or her RSUs by the date of vesting, or (ii) the Recipient is subject to imprisonment or other serious criminal penalty, (iii) a petition for the commencement of bankruptcy proceedings, the commencement of civil rehabilitation proceedings or the commencement of any other similar proceedings is filed against the Recipient, (iv) a petition for attachment, provisional attachment, provisional disposition, compulsory execution or public auction is filed against the Recipient, or the Recipient receives a penalty for any default on the payment of taxes or other public dues, or (v) certain other events stipulated in advance by the Corporation occur, all of the unvested RSUs will be extinguished.

(6) Handling in the event where reorganization or any other similar events occur

If a proposal with respect to a merger agreement under which the Corporation will be dissolved, a share exchange agreement or a share transfer plan under which the Corporation will become a wholly-owned subsidiary, or any other reorganization is approved at a shareholders’ meeting of the Corporation (or by the Board of the Corporation if such approval at a shareholders’ meeting of the Corporation is not required with respect to such reorganization) or any other events stipulated by the Corporation occur, the Corporation may deliver to the Recipients the Shares, money, or shares of the other party to such reorganization in the number or amount reasonably stipulated in accordance with the resolution of the Compensation Committee or the decision of the Representative Corporate Executive Officer of the Corporation based on the period that has elapsed between the date of grant and the effective date of such reorganization or any other factors.

Pursuant to the decision of the Representative Corporate Executive Officer of the Corporation dated July 16, 2025 and based on the delegation of authority approved by resolutions of the Board of Directors of the Corporation, the Disposal of Treasury Shares will be carried out upon the vesting of a certain number of the Fourth, Seventh, Ninth and Tenth Series RSUs on August 1, 2025.

3.	Basis of Calculation of the Payment Amount and Specific Details thereof

The Disposal of Treasury Shares shall be carried out under the Plan through an in-kind contribution to the Corporation of the monetary compensation receivables that are provided by the Group Companies (the Corporation will jointly assume the obligation of the Related Companies owed toward the director, officer or employee of such Related Company arising from the monetary compensation receivables granted to such director, officer or employee).

The disposal price for the Disposal of Treasury Shares shall be 3,566 yen, which is the closing price of the Shares in the regular trading thereof on the Tokyo Stock Exchange, Inc. on July 15, 2025 (the business day immediately before the date on which the Representative Corporate Executive Officer of the Corporation made a decision on the Disposal of Treasury Shares). We believe that the disposal price is reasonable as it is the market stock price immediately prior to the date on which the Representative Corporate Executive Officer of the Corporation made the decision relating to the Disposal of Treasury Shares, and we also believe that the disposal price does not represent a price that is particularly favorable to the Recipients.

End of Document